                                              Filing by Templeton
                                              Developing Markets Trust
                                              Pursuant to Rule 425 under
                                              the Securities Act of 1933 and deemed
                                              filed pursuant to Rule 14a-12
                                              under the Securities Exchange Act
                                              of 1934

                                              Subject Company: Templeton Vietnam
                                              and Southeast Asia Fund, Inc.
                                              Commission File No. 811-08632

                                 TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC.

                                 TEMPLETON DEVELOPING MARKETS TRUST

                                 TEMPLETON DRAGON FUND, INC.

                                 Broward Financial Centre
                                 500 E. Broward Blvd.
                                 Suite 2100
FRANKLIN(R)TEMPLETON(R)          Ft. Lauderdale, FL 33394-3091
 INVESTMENTS                     Tel  954-527-7500
---------------------------------------------------------------------- ---------

FOR IMMEDIATE RELEASE:

For  more  information,   please  contact  Franklin  Templeton   Investments  at
1-800-342-5236. Members of the media should contact Franklin Templeton Corporate
Communications at 650-312-3395.

          TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC. AND TEMPLETON
           DEVELOPING MARKETS TRUST ANNOUNCE PROPOSED REORGANIZATION

         TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC. AND TEMPLETON
          DRAGON FUND, INC. ANNOUNCE THAT PROPOSED REORGANIZATION WILL
                                  NOT PROCEED

                   MARCH 19, 2002 -- PRESS RELEASE Q's AND A's

Q:   What actions did the Boards of Directors/Trustees take on March 19, 2002?

A:   (1)  Boards  Approved  Templeton  Vietnam  and  Southeast  Asia  Fund,  Inc.
          (Vietnam Fund)--Developing Markets Trust Reorganization.

     The  Board of  Directors  of  Vietnam  Fund and the  Board of  Trustees  of
     Developing   Markets   Trust   approved  a  proposal   providing   for  the
     reorganization  of  Vietnam  Fund  into  Developing  Markets  Trust.  It is expected  that the proposal  will be submitted to  shareholders  of Vietnam
     Fund  for  their  approval   sometime  in  late  Summer  of  2002.  In  the
     transaction,  Developing  Markets Trust would acquire  substantially all of the  assets  of  Vietnam  Fund in  exchange  for  Advisor  Class  shares of
     Developing Markets Trust, which shares would then be distributed to Vietnam
     Fund's shareholders.  After completion of the reorganization,  Vietnam Fund shareholders  would become Advisor Class shareholders of Developing Markets
     Trust,  and Vietnam Fund would cease to exist.  The transaction is expected to be tax-free.

     (2)  Vietnam  Fund  Board  Affirmed  Discontinuance  of  Open-Market  Share
          Repurchase Program.

     On January 4, 2002, the Vietnam Fund's Board  discontinued  its open-market share repurchase  program in connection with a proposed  reorganization  of
     Vietnam Fund into Dragon Fund.  In connection  with the proposed  merger of
     Vietnam Fund into  Developing  Markets Trust,  the Vietnam Fund's Board has
     determined that the  discontinuation  of the open-market  share  repurchase program remains appropriate.

     (3)  Boards Announced That Vietnam  Fund--Dragon Fund  Reorganization  Will
          Not Proceed.

     The Boards of Directors of Vietnam Fund and Dragon Fund,  also a closed-end fund,  determined  that the  previously  announced  proposal to  reorganize
     Vietnam Fund into Dragon Fund will not proceed.

     (4)  Dragon Fund Board Affirmed Tender Offers.

     Although  it was  determined  that the  reorganization  of Dragon Fund into
     Vietnam Fund would not proceed,  Dragon  Fund's Board  determined  that the previously  announced tender offers will proceed, but that it will consider whether  to make any  modifications  to the terms and  timing of the tender offers,  including  increasing  the  amount  of the first  tender  offer or combining  the first and  second  tender  offers.  The  Dragon  Fund  Board previously  announced  a  tender  offer  for  up to 10%  of  Dragon  Fund's outstanding  shares  at not less  than 90% of net  asset  value  during  an initial  12-month period,  to be followed by one or more subsequent  tender offers  aggregating up to 10% of outstanding  Dragon Fund shares during the following  12-month  period.  Dragon Fund's Board may recommend  additional tender  offers  in  subsequent  12-month  periods,  depending  upon  market conditions and regulatory and tax considerations.

                                      -1-

     (5)  Dragon Fund Board  Affirmed  Discontinuation  of Managed  Distribution
          Policy.

     The  managed   distribution   policy  is  still  discontinued  due  to  tax
     considerations relating to Dragon Fund's tender offer program.

              VIETNAM FUND--DEVELOPING MARKETS TRUST REORGANIZATION

Q:   Why did the Boards of Vietnam Fund and Developing Markets Trust take action proposing the reorganization?

A:   Vietnam  Fund.  The Board of  Directors  of the Vietnam  Fund  considered a number of  factors,  and took these  actions in the best  interests  of its shareholders. Among the factors considered by the Board was:

     (1)  The trading  discount of the Vietnam Fund over the past several years.
          Since January  2001,  the Vietnam Fund has traded at a discount to net asset  value  that has  ranged  from  -27.22 % on January 5, 2001 to -
          11.20% on  December  7,  2001.  A merger of the  Vietnam  Fund with an open-end fund, such as Developing  Markets Trust,  would eliminate any trading  discount  and would  permit  those  shareholders  who wish to redeem their shares at net asset value to do so, less a redemption fee of up to 2% if  redeemed  within six  months to help  defray the costs associated with redeeming.

     (1)  The  similarity  of  investment  policies  and  the  compatibility  of portfolio  holdings.  A merger with  Developing  Markets Trust,  which mainly  invests in emerging  market  securities  including most of the countries  that  Vietnam Fund  currently  invests in, also would allow those  longer term  shareholders  who wish to remain in an  investment product focused on emerging market  investments to do so in a tax-free transaction.  Country and asset  allocations  for  Vietnam  Fund as of
          December 31, 2001 are attached.

     (2)  The  vote  taken  at  the  Vietnam  Fund's  January  23,  2002  Annual
          Shareholders  Meeting on a  shareholder  proposal.  At the January 23,
          2002 Annual  Meeting,  a majority of the Vietnam  Fund's  shareholders approved a proposal that  requested the Board  consider  authorizing a one time  unlimited  tender  offer at net asset value of Vietnam  Fund shares or otherwise  take steps  necessary to permit  shareholders  to realize net asset value for their  shares.  Merging  into the open-end
          Developing  Markets  Trust  would  allow  shareholders  interested  in realizing net asset value to do so.

                                      -2-

     Developing Markets Trust. The Board of Trustees of Developing Markets Trust
     considered  a  number  of  factors,  and  took  these  actions  in the best interests of its shareholders. Among the factors considered were:

     (1)  The similarity of investment  policies and  compatibility of portfolio holdings.

     (2)  The fact  that the  transaction  would  result in an  increase  in the assets of Developing Markets Trust.

     (3)  The transaction  would not result in a dilution of Developing  Markets
          Trust's outstanding shares.

     More Detailed  Information Will be Forthcoming.  As stated in the March 19,
     2002 press  release,  Vietnam Fund and  Developing  Markets Trust intend to file relevant materials with the U.S.  Securities and Exchange  Commission, including a proxy statement by the Vietnam Fund and registration  statement by Developing  Markets Trust that  contains a prospectus.  These  materials will include detailed information  regarding the transactions,  the Boards'
     considerations  and the  Boards'  recommendations  and will be  provided to shareholders in accordance with federal  securities laws. It is anticipated that these materials will be available in the Summer of 2002.

Q:   Will the  reorganization  result in Developing Markets Trust receiving cash that will need to be invested, and will this adversely impact management of
     Developing Markets Trust?

A:   No, we do not anticipate  any material  adverse impact on the management of
     Developing Markets Trust because the Trust will primarily receive portfolio
     securities  in  the  reorganization.   The  proposed  transaction  will  be
     structured  as a  reorganization.  Developing  Markets  Trust will  acquire substantially  all of the assets of Vietnam  Fund in  exchange  for Advisor
     Class shares of Developing Markets Trust.

Q:   When will Vietnam Fund shareholders be asked to vote on the reorganization?

A:   It is expected that Vietnam  Fund's  shareholders  will be asked to approve the proposed reorganization at a Special Meeting of Shareholders, currently expected to take place by late Summer 2002.

     Any solicitation of proxies in connection with the proposed  reorganization will be made only pursuant to separate prospectus and proxy materials filed under federal securities laws.

                                      -3-

Q:   If the  reorganization is approved,  how many shares of Developing  Markets
     Trust will each Vietnam Fund shareholder receive?

A:   If the  proposed  reorganization  is  approved,  the number of shares to be received by a Vietnam Fund  shareholder  will be determined  based upon the relative  net asset  values of Vietnam  Fund and  Advisor  Class  shares of
     Developing Markets Trust immediately prior to the reorganization. A Vietnam
     Fund  shareholder  will receive Advisor Class shares of Developing  Markets
     Trust equal,  on a net asset value basis,  to the aggregate net asset value
     of  the  shareholder's   Vietnam  Fund  shares  immediately  prior  to  the
     reorganization.  The number of Advisor Class shares of  Developing  Markets
     Trust  received  may be more or less than the number of Vietnam Fund shares exchanged, but the aggregate net asset value of each shareholder's holdings immediately before and after the transaction will be the same.

Q:   Are there  restrictions on the Developing Markets Trust shares that will be distributed to Vietnam Fund shareholders if the proposed  reorganization is approved?

A:   Yes. The Advisor Class shares of Developing Markets Trust that are received by shareholders of Vietnam Fund in the reorganization  will be subject to a redemption  fee of up to 2% if the  shareholder  sells the shares  within 6 months of the  reorganization.  If a  shareholder  holds the Advisor  Class shares of Developing  Markets Trust received in the  reorganization  for at least 6 months,  the shares will not be subject to the redemption  fee, but will be  subject  to any other  restrictions  described  in the  Developing
     Markets  Trust's  prospectus,  including  restrictions  on the  exchange of
     Advisor Class shares into other Franklin Templeton Funds.

Q:   What is the purpose of the redemption fee applicable to shares  received in the reorganization?

A:   The redemption fee is charged to help  Developing  Markets Trust defray the
     costs  of  a  redemption   of  Advisor   Class   shares   received  in  the
     reorganization.  The fee is charged  only on Advisor  Class shares that are sold within 6 months following the completion of the  transaction.  The fee will be in an amount  reasonably  related to the anticipated costs expected to be  incurred in honoring  redemption  requests.  The fee is paid to, and retained by, Developing Markets Trust.

     The fee is intended  to protect the  longer-term  investors  in  Developing
     Markets Trust by preventing those shareholders from bearing the entire cost of redemptions by shareholders that acquire shares in the reorganization.

Q:   What are Vietnam Fund's investment goal and principal strategies?

A:   Vietnam  Fund  is  designed  for  investors   seeking   long-term   capital
     appreciation.  Vietnam  Fund  invests  primarily  in the  equity  and  debt securities of "Region Country" issuers.  Region Countries currently include
     Vietnam,  China,  Hong  Kong,  India,  Indonesia,  Malaysia,  Myanmar,  the
     Philippines, Singapore, South Korea, Taiwan and Thailand.

                                      -4-

Q:   What  are  Developing   Markets  Trust's   investment  goal  and  principal
     strategies?

A:   Developing  Markets  Trust is  designed  for  investors  seeking  long-term capital  appreciation.  Under normal market conditions,  Developing Markets
     Trust invests mainly in equity securities of developing  markets companies.
     Developing  Markets Fund invests in most of the countries that Vietnam Fund invests in.  Shareholders  of Vietnam Fund should review the prospectus for
     Developing  Markets Trust for more information  about the Fund's investment strategies and risks.

Q:   How do the Funds compare in size?

A:   As of March 19, 2002,  Vietnam Fund had total assets of  approximately  $41 million and Developing Markets Trust had total assets of approximately $1.5 billion.

Q:   As a  shareholder  of Vietnam  Fund, am I being asked to take any action at this time?

A:   No.  Shareholders of Vietnam Fund are not being asked to take any action at the present  time,  but are being  advised that the Board of Directors  has approved a proposed  reorganization  that will be submitted to shareholders for consideration and a vote in the future.

                    VIETNAM FUND--DRAGON FUND REORGANIZATION

Q:   Why did the Board of Vietnam Fund decide not to proceed with the previously proposed reorganization with Dragon Fund?

A:   The Board of Directors of Vietnam Fund determined that a reorganization  of
     Vietnam Fund into Developing  Markets Trust, an open-end fund, would better address the discount of the market value of Vietnam  Fund's shares to their net asset value.

                            DRAGON FUND TENDER OFFERS

Q:   When is the initial tender offer of Dragon Fund shares expected to occur?

A:   The first tender offer for Dragon Fund shares will commence  within 90 days following April 30, 2002 (i.e., on or before July 29, 2002).

Q:   What is a "tender offer"?

                                      -5-

A:   A "tender offer" is an offer by a company to buy its own shares,  for cash, at a  designated  price  per  share.  Shareholders  are  free to  sell,  or
     "tender,"  their  shares at their  election,  in the  amount  they  choose, subject to the terms of the offer.  Shareholders  that tender shares should consult with their advisors  regarding the tax or other implications of the transaction.

Q:   How will Dragon Fund shareholders be notified about the commencement of the tender offer for shares of Dragon Fund?

A:   A press  release will be issued once the tender offer has  commenced.  When available,  Dragon Fund shareholders also will receive written tender offer materials,  including a tender offer statement, which will provide detailed information  about the tender offer.  Shareholders  are urged to read these materials.

Q:   Why is the Dragon Fund's managed distribution policy still discontinued?

A:   Effective  January 4, 2002,  Dragon Fund's Board of Directors  discontinued
     the Dragon  Fund's  managed  distribution  program,  in part, to facilitate compliance  with the  requirements  that would have applied if the proposed
     Dragon   Fund/Vietnam   Fund   merger   were  to   qualify  as  a  tax-free
     reorganization.  The Board believes that the  discontinuance  of the Dragon
     Fund's  managed  distribution  program  remains  appropriate in view of the
     Board's  commitment  to continue the Dragon  Fund's  tender offer  program.
     Specifically,  if the managed distribution program were to remain in effect any increased sale of portfolio securities necessary to meet the cash needs
     of  the  two  programs  could  result  in  a  greater   proportion  of  any
     distribution  under the  managed  distribution  program  being  treated  as ordinary income as opposed to a tax-free return of capital.

     Description of the managed  distribution  policy.  In July 1998, the Dragon
     Fund  Board  of  Directors   approved  the   implementation  of  a  managed
     distribution policy under which approximately 10% of the Fund's average net asset value would be distributed to Fund  shareholders  on an annual basis.
     Under this distribution  policy,  the Fund made quarterly  distributions to
     Fund shareholders  equal to 2.5% of the Fund's net asset value at the close of the NYSE on the Friday prior to each distribution's declaration date. If the total amount  distributed  exceeded the Fund's aggregate net investment income and net realized  capital  gains with  respect to a given year,  the excess  amount  distributed  generally  constituted  a return of capital to shareholders.  The  Fund was  granted  an order  from  the  Securities  and
     Exchange  Commission  on  February 9, 1999 that  permitted  the Fund to use realized capital gains when making the quarterly distributions, which began under this policy on September 15, 1998.

     The Dragon Fund's last  distribution  pursuant to the managed  distribution policy was paid on December 24, 2001 to  shareholders of record on December
     13,  2001.  The Dragon  Fund Board may  recommend  similar  programs in the
     future,   depending   upon  market   conditions   and  regulatory  and  tax
     considerations. Of course there can be no assurance that they will do so.

                                    * * * * *

                                      -6-

     In connection with the proposed  reorganization  transaction,  Vietnam Fund and  Developing  Markets Trust intend to file relevant  materials  with the
     U.S.  Securities  and Exchange  Commission  ("SEC"),  including a Form N-14 combined proxy  statement for Vietnam Fund and  registration  statement for
     Developing  Markets  Trust  that  contains  a  prospectus.   Because  those
     documents  contain  important  information,  Vietnam Fund  shareholders are urged to read them, if and when they become available.  When filed with the
     SEC,  they will be available  for free at the SEC's  website,  www.sec.gov.
     Vietnam Fund  shareholders  can also obtain  copies of these  documents and other  transaction-related  documents,  when available, for free by calling
     Vietnam Fund at 1-800-342-5236.

     Vietnam  Fund,  its  directors  and  executive  officers and certain  other persons, may be deemed to be participants in Vietnam Fund's solicitation of proxies from its shareholders in connection with the proposed  transaction.
     Information  about the  directors is set forth in the proxy  statement  for
     Vietnam Fund's 2001 annual meeting of shareholders. Participants in Vietnam
     Fund's  solicitation may also be deemed to include the following  executive officers  or other  persons  whose  interests  in  Vietnam  Fund may not be described in the proxy  statement for Vietnam  Fund's 2001 annual  meeting:
     Mark Mobius  (President);  Charles B. Johnson (Vice  President);  Rupert H.
     Johnson, Jr. (Vice President); Harmon E. Burns (Vice President); Charles E.
     Johnson (Vice President);  Martin L. Flanagan (Vice President);  Jeffrey A.
     Everett (Vice President);  John R. Kay (Vice President);  Murray L. Simpson
     (Vice President and Asst. Secretary);  Barbara J. Green (Vice President and
     Secretary);  David P. Goss (Vice President and Asst.  Secretary);  Bruce S.
     Rosenberg   (Treasurer);   Holly  Gibson   Brady   (Director  of  Corporate
     Communications - Franklin Resources, Inc.).

     Developing  Markets Trust, its trustees and executive  officers and certain other  persons,  may be deemed to be  participants  in  Developing  Markets
     Trust's   solicitation  of  proxies,  if  any,  from  its  shareholders  in connection with the proposed transaction. Information about the trustees is set forth in the statement of additional information for Developing Markets
     Trust dated May 1, 2001, as supplemented  January 1, 2002.  Participants in
     Developing  Markets Trust's  solicitation may also be deemed to include the following executive officers or other persons whose interests in Developing
     Markets  Trust  may  not  be  described  in  the  statement  of  additional
     information   for  Developing   Markets  Trust,   dated  May  1,  2001,  as
     supplemented  January 1, 2002: Mark Mobius (President);  Charles B. Johnson
     (Vice President);  Rupert H. Johnson, Jr. (Vice President); Harmon E. Burns
     (Vice President);  Charles E. Johnson (Vice President);  Martin L. Flanagan
     (Vice President);  Jeffrey A. Everett (Vice  President);  John R. Kay (Vice
     President); Murray L. Simpson (Vice President and Asst. Secretary); Barbara
     J. Green (Vice President and Secretary);  David P. Goss (Vice President and
     Asst. Secretary);  Bruce S. Rosenberg  (Treasurer);  and Holly Gibson Brady
     (Director of Corporate Communications - Franklin Resources, Inc.).

     As of the date of this  communication,  none of the foregoing  participants individually  beneficially  owns in excess of 1% of Vietnam  Fund's  common stock  or 1% of the  total  number  of  outstanding  shares  of  beneficial interest of Developing  Markets Trust. As of December 3, 2001, the officers and trustees of Developing  Markets Trust, as a group,  owned of record and beneficially  less than 14.40% of the outstanding  Advisor Class shares and less than 1% of the other  classes  of  Developing  Markets  Trust.  To the knowledge of Vietnam Fund and Developing Markets Trust, respectively,  none of their  respective  directors,  trustees,  or executive  officers has any interest,  direct or indirect, by security holdings or otherwise in Vietnam
     Fund or Developing Markets Trust, respectively,  except as set forth in the proxy  statement  relating  to the Vietnam  Fund's  2001 Annual  Meeting of
     Shareholders,  the  statement  of  additional  information  for  Developing
     Markets Trust,  dated May 1, 2001, as  supplemented  January 1, 2002, or as otherwise disclosed above.

                                      -7-

     Shareholders may obtain additional  information  regarding the interests of the  participants  by reading the proxy  statement  of Vietnam Fund and the proxy statement and prospectus of Developing Markets Trust if and when they become available.

     This   communication   shall  not  constitute  an  offer  to  sell  or  the
     solicitation  of an offer to buy, nor shall there be any sale of securities in any  jurisdiction  in which such  offer,  solicitation  or sale would be unlawful prior to registration or  qualification  under the securities laws of any such jurisdiction. No offering of securities shall be made except by means  of a  prospectus  meeting  the  requirements  of  Section  10 of the
     Securities Act of 1933, as amended.

     Dragon Fund  shareholders  are advised to read the tender  offer  statement when it is available as it will contain important  information.  The tender offer statement,  when it is available, and other documents filed by Dragon
     Fund with the SEC, including Dragon Fund's most recent annual report,  will be  available  for free at the SEC's web site  (www.sec.gov)  or by calling
     Dragon Fund at 1-800-342-5236.

                                      -8-

                 TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC.
                             AS OF DECEMBER 31, 2001
                            TOTAL ASSETS: $36,175,480
                        NET ASSET VALUE PER SHARE: $7.96

                             PERCENT                                               PERCENT
ASSET ALLOCATION             OF TOTAL    TEN LARGEST POSITIONS                     OF TOTAL
----------------             --------    ---------------------                     --------
SHORT TERM & OTHER            2.9%       HEA HOLDINGS LIMITED                        12.0%
EQUITY*                      97.1%       INDOTEL LTD                                  9.9%
                            ------
                            100.0%       SINGAPORE AIRLINES LTD                       6.2%
                                         SIAM CEMENT PUBLIC CO LTD (THE)              6.1%
                                         SINGAPORE TELECOMMUNICATIONS LTD             5.6%
                                         KEPPEL CORPORATION LTD                       4.8%
                                         SK TELECOM CO LTD                            4.5%
                                         SHIN CORPORATION PUBLIC COMPANY LTD          3.6%
                                         COMPAL ELECTRONICS INC                       3.5%
                                         P T TELEKOMUNIKASI INDONESIA TBK,            3.2%
                                                                                ----------
                                                                                     59.4%

                              PERCENT                                              PERCENT
INTERNATIONAL ALLOCATION**    OF TOTAL   INDUSTRY ALLOCATION                       OF TOTAL
----------------------------- --------   ----------------------------------------------------
ASIA                         97.1%       CONSUMER DISCRETIONARY                      15.6%
--------------------------------------   ----------------------------------------------------
    CHINA                     4.6%           AUTOMOBILES & COMPONENTS                 1.5%
    HONG KONG                14.0%           CONSUMER DURABLES & APPAREL              9.9%
    INDIA                     3.0%           HOTELS RESTAURANT & LEISURE              2.1%
    INDONESIA                 7.1%           RETAILING                                2.1%
                                         ----------------------------------------------------
    MALAYSIA                  3.3%       CONSUMER STAPLES                             5.5%
                                         ----------------------------------------------------
    PHILIPPINES               2.8%           FOOD BEVERAGE & TOBACCO                  5.2%
    SINGAPORE                31.4%           HOUSEHOLD & PERSONAL PRODUCTS            0.3%
                                         ----------------------------------------------------
    SOUTH KOREA              11.6%       ENERGY                                       2.6%
                                         ----------------------------------------------------
    TAIWAN                    8.7%           ENERGY                                   2.6%
                                         ----------------------------------------------------
    THAILAND                 10.6%       FINANCIALS                                  20.8%
                                         ----------------------------------------------------
--------------------------------------
TOTAL EQUITY*                97.1%           BANKS                                    1.0%
--------------------------------------
                                             DIVERSIFIED FINANCIALS                   4.8%
                                             REAL ESTATE                             15.0%
                                         ----------------------------------------------------
                                         INDUSTRIALS                                  7.4%
                                         ----------------------------------------------------
                                             CAPITAL GOODS                            1.3%
                                             TRANSPORTATION                           6.2%
                                         ----------------------------------------------------
                                         INFORMATION TECHNOLOGY                      11.8%
                                         ----------------------------------------------------
                                             TECHNOLOGY HARDWARE & EQUIPMENTS        11.8%
                                         ----------------------------------------------------
                                         MATERIALS                                    7.1%
                                         ----------------------------------------------------
                                             MATERIALS                                7.1%
                                         ----------------------------------------------------
                                         TELECOMMUNICATION SERVICES                  25.5%
                                         ----------------------------------------------------
                                             TELECOMMUNICATION SERVICES              25.5%
                                         ----------------------------------------------------
                                         UTILITIES                                    0.9%
                                         ----------------------------------------------------
                                             UTILITIES                                0.9%
                                         ----------------------------------------------------
                                         TOTAL EQUITY*                               97.1%
                                         ----------------------------------------------------

You  may  request  a copy  of the  Fund's  current  Report  to  Shareholders  by contacting Fund Information at 1-800/DIAL BEN(R) (1-800-342-5236).Since  markets can go down as well as up,  investment return and principal value will fluctuate with  market  conditions,  currency  volatility,  and the  economic,  social and political climates of countries where the Fund invests. Emerging markets involve heightened  risks related to the same factors,  in addition to those  associated with their  relatively small size and lesser  liquidity.  You may have a gain or loss when you sell your shares.  The industry  allocation  uses MSCI's  industry definitions for the convenience of comparison. The information provided is as of the date  shown.  The  Fund's  portfolio  is  actively  managed  and  investment allocations can be expected to change.

*    Equity includes convertible and preferred securities.

**   21.9% of the Fund's total assets are held in direct  investments in Vietnam made through companies domiciled in Hong Kong and Singapore.

                                      -9-